August 19, 2020

Via Edgar Only

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	Boomer Holdings, Inc. Registration Statement on Form S-1 Filed on March 11, 2020 File No. 333-237087

To Whom It May Concern:

Please be advised that the undersigned is the duly elected Chief Executive Officer of Boomer Holdings, Inc. (the "Registrant").

Having been advised that the Commission has no comments to the Registrant's Registration Statement on Form S-1 (File No. 333-237087) filed on March 11, 2020, and subsequently amended, the Registrant hereby requests acceleration of the effective date of the Registration Statement to Friday, August 21, 2020 at 3:00 p.m., or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,

/s/ Michael Quaid

Michael Quaid,
Chief Executive Officer

8670 W. Cheyenne Avenue, Las Vegas, NV 89129